Exhibit 99.3

Joint Venture Contract

(Summary translation)

This Joint Venture Contract is entered into by and between the parties hereto below on October 31, 2014.

Party A: SouFun Holdings Limited or its designated affiliate

Party B: Tospur Real Estate Consulting Co., Ltd. or its designated affiliate

Party A and Party B intending to enter into this Joint Venture Contract hereby agree as follows:

1. The registered capital of the Joint Venture shall be RMB100 million.

2. The parties shall make their respective capital contributions in cash. Party A shall invest RMB60 million which shall account for 60% of the registered capital of the Joint Venture. Party B shall invest RMB40 million which shall account for 40% of the registered capital of the Joint Venture.

3. The parties agree to increase the registered capital of the Joint Venture up to RMB500 million by capital contributions in proportion to their respective shareholding in the Joint Venture within two years after the establishment of the Joint Venture; provided, however, that the parties may increase the registered capital of the Joint Venture up to RMB500 million at any time within such two years so long as the operating results of the Joint Venture meet the management requirements and the investment ratio of the parties and shareholding structure of the Joint Venture remain unchanged.

4. The Joint Venture shall fully support the business demands of Party B in new estate agency and planning for the development of new real estate financial service and internet financial service. Subject to the satisfaction by the Joint Venture of the business demands of Party B in terms of its capital volume available for utilization or financing, so long as the terms of the financial products offered by Party B are not below fair market terms, the Joint Venture shall carry out the financial business of Party B on a priority basis, failing which Party B shall have the right to establish a new finance company to conduct financial business in collaboration with third parties.

5. If a shareholder proposes to sell any or all of its shares in the Joint Venture to an independent third party, the other shareholder shall have (i) a right of first refusal to purchase on the same terms and conditions any or all of the shares offered by the selling shareholder or (ii) a co-sale right to sell on the same terms and conditions its shares of the same proportion offered by the selling shareholder to such independent third party.

6. The shareholders of the Joint Venture shall exercise their voting rights in proportion to their respective shareholding in the Joint Venture at shareholders’ meetings.

7. The board of directors of the Joint Venture shall consist of five directors, of which three shall be appointed by Party A and two by Party B. The board of directors shall have one president and one vice president, of which the president shall be appointed by Party A and vice president by Party B. Each director shall hold a term of officer for three years, and may upon the expiry of its term of office, hold a consecutive term upon re-appointment by the appointing party.

8. The president shall be the legal representative of the Joint Venture.

9. The duration of the Joint Venture shall be 20 years from the date of the establishment of the Joint Venture as evidenced by the issuance of the initial business license.

10. This Joint Venture Contract shall be governed by and construed in accordance with the laws of the People’s Republic of China.

[Signature page follows]

[Signature page to Joint Venture Contract]

SouFun Holdings Limited (Party A)

By:	/s/

Authorized signatory:

Tospur Real Estate Consulting Co., Ltd. (Party B)

By:	/s/
Authorized signatory: